UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of April 2021

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐        No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: April 1, 2021

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park MigdalHa’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK RECEIVES ORDERS OF OVER $20 MILLION FOR ADVANCED PACKAGING
AND COMPOUND SEMICONDUCTORS APPLICATIONS

 The systems will be delivered during the second and third quarters of 2021

MIGDAL HAEMEK, Israel – April 1, 2021 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced that in recent weeks it received orders for inspection and metrology systems totaling over $20 million from several customers who manufacture products in the field of advanced packaging and compound semiconductors. Compound semiconductors support the growing demand for several applications such as power and lidar in automotive, and face recognition in mobile.

The systems are expected to be delivered during the second and third quarters of 2021.

Rafi Amit, Chief Executive Officer, commented, “We continue to see strong momentum in our business and these new orders make us increasingly confident in our expectations for  2021, all of which, point to another record year for Camtek.”

ABOUT CAMTEK LTD.

Camtek is a developer and manufacturer of high-end inspection and metrology equipment for the semiconductor industry. Camtek’s systems inspect IC and measure IC features on wafers throughout the production process of semiconductor devices, covering the front and mid-end and up to the beginning of assembly (Post Dicing). Camtek’s systems inspect wafers for the most demanding semiconductor market segments, including Advanced Interconnect Packaging, Memory, CMOS Image Sensors, MEMS, and RF, serving numerous industry’s leading global IDMs, OSATs, and foundries.

With eight offices around the world, Camtek has best-in-class sales and customer support organization, providing tailor-made solutions in line with customers’ requirements.

This press release is available at www.camtek.com

This press release contains projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions that represent our views only as of the date they are made and may change as time passes. We do not assume any obligation to update that information, except as required by law. These forward-looking statements are subject to risks and uncertainties that may cause actual events or results to differ materially from those projected, including as a result of the effects of general economic conditions; the effect of the COVID-19 crisis on the global markets and on the markets in which we operate, including the risk of a continued disruption to our and our customers’, providers’, business partners and contractors’ business as a result of the outbreak and effects of the COVID-19 pandemic; the risks relating to the concentration of a significant portion of Camtek's expected business in certain countries, particularly China, from which we expect to generate significant portion of our revenues for the coming few quarters, but also Taiwan and Korea, including the risks of deviations from our expectations regarding timing and size of orders from customers in these countries; changing industry and market trends; reduced demand for our products; the timely development of our new products and their adoption by the market; increased competition in the industry; price reductions; as well as due to other risks identified in our Annual Report on Form 20-F and other documents filed by the Company with the SEC.

Although Camtek believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements, including Camtek’s outlook for 2021 and orders expected to be delivered, will be achieved or will occur. Except as required by law, Camtek undertakes no obligation to update publicly any forward-looking statements for any reason after the date of this press release, to conform these statements to actual results or to changes in its expectations.